UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Clear Channel Outdoor Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

18453H106

(CUSIP Number)

Arturo R. Moreno

c/o Moreno Companies, LLC

4455 E. Camelback Road, Suite C140

Phoenix, Arizona 85018

(602) 667-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 18453H106

1.	Names of Reporting Persons Arturo R. Moreno
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 46,815,236
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 46,815,236
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,815,236
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 488,706,668 shares of Common Stock outstanding as of May 6, 2024.

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D is filed by Mr. Moreno (the “Reporting Person”) to amend the Schedule 13D originally filed on behalf of the Reporting Person with the United States Securities and Exchange Commission (the “SEC”) on December 5, 2023, as subsequently amended on December 6, 2023 (the “Original Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

The responses to Item 5 hereof are incorporated herein by reference.

On December 8, 2023, Mr. Moreno purchased 613,500 shares of Common Stock in open market transactions for an aggregate purchase price of $993,250.37, including brokerage commissions. Funding for the purchases of the Common Stock was from Mr. Moreno’s personal funds.

On February 6, 2024, Mr. Moreno purchased 500,000 shares of Common Stock in open market transactions for an aggregate purchase price of $823,150.76, including brokerage commissions. Funding for the purchases of the Common Stock was from Mr. Moreno’s personal funds.

On March 18, 2024, Mr. Moreno purchased 750,000 shares of Common Stock in open market transactions for an aggregate purchase price of $1,221,900.00, including brokerage commissions. Funding for the purchases of the Common Stock was from Mr. Moreno’s personal funds.

On March 19, 2024, Mr. Moreno purchased 750,000 shares of Common Stock in open market transactions for an aggregate purchase price of $1,176,300.00, including brokerage commissions. Funding for the purchases of the Common Stock was from Mr. Moreno’s personal funds.

On March 21, 2024, Mr. Moreno purchased 250,000 shares of Common Stock in open market transactions for an aggregate purchase price of $394,800.00, including brokerage commissions. Funding for the purchases of the Common Stock was from Mr. Moreno’s personal funds.

On March 22, 2024, Mr. Moreno purchased 500,000 shares of Common Stock in open market transactions for an aggregate purchase price of $788,625.00, including brokerage commissions. Funding for the purchases of the Common Stock was from Mr. Moreno’s personal funds.

On April 10, 2024, Mr. Moreno purchased 344,336 shares of Common Stock in open market transactions for an aggregate purchase price of $521,834.00, including brokerage commissions. Funding for the purchases of the Common Stock was from Mr. Moreno’s personal funds.

On April 11, 2024, Mr. Moreno purchased 287,063 shares of Common Stock in open market transactions for an aggregate purchase price of $435,130.10, including brokerage commissions. Funding for the purchases of the Common Stock was from Mr. Moreno’s personal funds.

On April 12, 2024, Mr. Moreno purchased 212,937 shares of Common Stock in open market transactions for an aggregate purchase price of $325,782.96, including brokerage commissions. Funding for the purchases of the Common Stock was from Mr. Moreno’s personal funds.

On April 15, 2024, Mr. Moreno purchased 200,000 shares of Common Stock in open market transactions for an aggregate purchase price of $297,920.00, including brokerage commissions. Funding for the purchases of the Common Stock was from Mr. Moreno’s personal funds.

On May 1, 2024, Mr. Moreno purchased 150,000 shares of Common Stock in open market transactions for an aggregate purchase price of $213,600.00, including brokerage commissions. Funding for the purchases of the Common Stock was from Mr. Moreno’s personal funds.

On May 17, 2024, Mr. Moreno purchased 9,083,030 shares of Common Stock in a privately negotiated block trade with a single counterparty for an aggregate purchase price of $14,169,526.80, including brokerage commissions. Funding for the purchases of the Common Stock was from Mr. Moreno’s personal funds.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

The information set forth in Item 3 and on the cover pages of this Amendment No. 2 is incorporated by reference in its entirety into this Item 5

(c)

The transactions effected by the Reporting Persons in respect of the Issuer’s Common Stock since the most recent filing of the Reporting Persons on Original Schedule 13D are set forth on the following table. All purchases provided below were made by the Reporting Persons in open market transactions at prevailing markets prices.

Nature of Transaction	Transaction Date	Number of Shares	Total Purchase Amount ($)	Price Per Share ($)	Price Per Share Range
Purchase of Common Stock on Open Market	12/8/2023	613,500	$993,250.37	$1.62	$1.605 - $1.63
Purchase of Common Stock on Open Market	2/6/2024	500,000	$823,150.76	$1.65	$1.65
Purchase of Common Stock on Open Market	3/18/2024	750,000	$1,221,900.00	$1.63	$1.57 - $1.645
Purchase of Common Stock on Open Market	3/19/2024	750,000	$1,176,300.00	$1.57	$1.54 - $1.60
Purchase of Common Stock on Open Market	3/21/2024	250,000	$394,800.00	$1.58	$1.565 - $1.585
Purchase of Common Stock on Open Market	3/22/2024	500,000	$788,625.00	$1.58	$1.555 - $1.585
Purchase of Common Stock on Open Market	4/10/2024	250,000	$377,500.00	$1.51	$1.505 - $1.52
Purchase of Common Stock on Open Market	4/10/2024	94,336	$144,334.00	$1.53	$1.52 - $1.535
Purchase of Common Stock on Open Market	4/11/2024	287,063	$435,130.10	$1.52	$1.51 - $1.54
Purchase of Common Stock on Open Market	4/12/2024	212,937	$325,782.96	$1.53	$1.52 - $1.535
Purchase of Common Stock on Open Market	4/15/2024	200,000	$297,920.00	$1.49	$1.48 - $1.50
Purchase of Common Stock on Open Market	5/1/2024	150,000	$213,600.00	$1.42	$1.41 - $1.44
Purchase of Common Stock in Privately Negotiated Block Trade with Single Counterparty	5/17/2024	9,083,030	$14,169,526.80	$1.56	$1.56

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2024

ARTURO R. MORENO

By:	/s/ Arturo R. Moreno
Name: Arturo R. Moreno